UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2007
Commission File No. 000-22161
Corgi International Limited
17/F, Oterprise Square,
26 Nathan Road, Tsimshatsui, Kowloon,
Hong Kong, S.A.R., China
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐      No  ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Index to Exhibits

Exhibit	Description

99.1	Employment Agreement by and between Corgi International Limited and Michael J. Cookson, dated December 26, 2006.

99.2	Stock Option Agreement Issued Pursuant to the Corgi International Limited Amended and Restated 1997 Equity Incentive Plan, by and among Corgi International Limited and Michael Cookson, dated as of January 2007.

99.3	Service Agreement by and between Cards Inc. Limited and Darren Epstein, dated as of December 20, 2006.

99.4	Cards Inc. Limited audited financial statements for the fiscal year ended July 31, 2004.

99.5	Cards Inc. Limited audited financial statements for the fiscal year ended July 31, 2005.

99.6	Cards Inc. Limited audited financial statements for the fiscal year ended July 31, 2006.

99.7	Master Replicas Inc. (and predecessor) audited financial statements for the fiscal years ended December 31, 2004 and 2003.

99.8	Master Replicas Inc. audited financial statements for the fiscal year ended December 31, 2005.

99.9	Master Replicas Inc. audited financial statements for the three month period ended March 31, 2006 and unaudited financial statements for the six month period ended September 30, 2006.

99.10	Master Replicas Inc. unaudited financial statements for the six month period ended September 30, 2005.

99.11	Corgi International Limited audited restated financial statements for the year ended March 31, 2006.

99.12	Corgi International Limited unaudited financial statements for the six month period ended September 30, 2006 and 2005.

99.13	Pro forma financial statements for Master Replicas Inc., Corgi International Limited and Cards Inc. Limited for the fiscal year ended March 31, 2006 and for the six months ended September 30, 2006.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements in this press release may be forward-looking, including statements concerning anticipated revenues and margins. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the company’s annual report on Form 20-F for the fiscal year ended March 31, 2006 and other filings with the Securities Exchange Commission. The company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corgi International Limited
Date: April 19, 2007	By:	/s/ Jennifer Klatt
		Name:	Jennifer Klatt
		Title:	Chief Financial Officer